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                               December 10, 2021

       Alice Newcombe-Ellis
       Chief Executive Officer and Director
       Ahren Acquisition Corp.
       850 Library Avenue, Suite 204
       Newark, DE 19711

                                                        Re: Ahren Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 24,
2021
                                                            File No. 333-261334

       Dear Ms. Newcombe-Ellis:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1, Filed November 24, 2021

       Cover Page

   1. We note the revised disclosure that certain qualified institutional buyers or institutional accredited investors
have expressed an interest in purchasing an aggregate of up to approximately $89
million of units in this offering at the offering price. Please disclose the number of
anchor investors and clarify whether there is a cap to the amount that each investor may
purchase.
       Report of Independent Registered Public Accounting Firm, page F-2

   2. Please obtain and file an audit report that specifies dates consistent with the information presented within the
financial statements and related notes.
 Alice Newcombe-Ellis
Ahren Acquisition Corp.
December 10, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at 202-551-
3905 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameAlice Newcombe-Ellis
                                                           Division of
Corporation Finance
Comapany NameAhren Acquisition Corp.
                                                           Office of Energy &
Transportation
December 10, 2021 Page 2
cc:       Russell Deutsch
FirstName LastName